                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           ACURA PHARMACEUTICALS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  4063691 08 7
                                 (CUSIP Number)

                                MARTIN P. SUTTER
                  ESSEX WOODLANDS HEALTH VENTURES FUND V, L.P.
                     10001 WOODLOCH FOREST DRIVE, SUITE 175
                           THE WOODLANDS, TEXAS 77380
                                 (281) 364-1555
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 AUGUST 13, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 4063691 08 7                                        Page 2 of 14 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Essex Woodlands Health Ventures Fund V, L.P.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    56,810,375
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    56,810,375
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     56,810,375
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 4063691 08 7                                        Page 3 of 14 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Essex Woodlands Health Ventures V, L.L.C.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    56,810,375
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    56,810,375
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     56,810,375
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 4063691 08 7                                        Page 4 of 14 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James L. Currie
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    56,810,375
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    56,810,375
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     56,810,375
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 4063691 08 7                                        Page 5 of 14 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Martin P. Sutter
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    56,810,375
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    56,810,375
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     56,810,375
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 4063691 08 7                                        Page 6 of 14 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Immanuel Thangaraj
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    56,810,375
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    56,810,375
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     56,810,375
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 4063691 08 7                                        Page 7 of 14 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    J. Douglas Eplett
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    56,810,375
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    56,810,375
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     56,810,375
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                         ORIGINAL REPORT ON SCHEDULE 13D

Item 1.  Security and Issuer

         This statement on Schedule 13D relates to 56,810,375 shares of common stock, $0.01 par value per share (the "Common Stock"), of Acura Pharmaceuticals, Inc. (the "Company"). Of the 56,810,375 shares beneficially owned, (i) 206,170 shares are currently held by the Partnership (as defined below); (ii) 33,909,751 represent shares that are convertible on a 5-for-1 basis from 6,781,950 shares of Series A Preferred Stock currently held by the Partnership; (iii) 6,756,207 represent shares that are convertible on a 1-for-1 basis from shares of Series B Preferred Stock currently held by the Partnership; (iv) 15,593,247 represent shares that are convertible on a 1-for-1 basis from shares of Series C-3 Preferred Stock currently held by the Partnership and (v) 345,000 shares may be acquired upon the exercise of a Common Stock Purchase Warrant. The Company's principal executive offices are located at 695 North Perryville Road, Rockford, Illinois 61107.

Item 2.  Identity and Background

         (a) This Schedule 13D is being filed jointly by Essex Woodlands Health Ventures Fund V, L.P., a Delaware limited partnership (the "Partnership"), Essex Woodlands Health Ventures V, L.L.C., a Delaware limited liability company, the general partner of the Partnership (the "General Partner"), James L. Currie, an individual, Martin P. Sutter, an individual, Immanuel Thangaraj, an individual, and J. Douglas Eplett, an individual (each a "Manager", collectively, the "Managers", together with the Partnership and the General Partner, the "Reporting Persons").

         (b) The address of the principal business of each of the Reporting Persons is 10001 Woodloch Forest Drive, Suite 175, The Woodlands, Texas 77380.

         (c) The principal business of the Partnership is venture capital investments. The principal business of the General Partner is to act as the general partner of the Partnership. The principal business of the Managers is to direct the activities of the General Partner.

         (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Each Manager is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         On December 20, 2002, the Partnership, along with other investors, entered into a Debenture Purchase Agreement ("2002 Purchase Agreement"), with the Company pursuant to which the Partnership purchased $5,000,000 of the Company's 5% Convertible Senior Secured Debentures (the "2002 Debentures"). The Partnership also purchased an aggregate of $2,200,000 in additional 5% Convertible Senior Secured Debentures during the year ending 2003 (the "2003 Debentures") pursuant to the 2002 Purchase Agreement.

On February 6, 2004, the Partnership, along with other investors, entered into a Debenture and Share Purchase Agreement ("2004 Purchase Agreement"), attached hereto as Exhibit 2, with the Company and pursuant to which the Partnership purchased an aggregate of $4,315,767 of the Company's 5% Convertible Senior Secured Debentures (the "2004 Debentures", and collectively with the 2002 Debentures and 2003 Debentures the "Debentures"). In connection with the execution of the 2004 Purchase Agreement, the Partnership executed the Debenture Conversion Agreement dated February 6, 2004 (the "Conversion Agreement"), attached hereto as Exhibit 3 and further described herein. The 2002 Purchase Agreement was terminated by the Conversion Agreement.

         On May 5, 2003 the Partnership received a Common Stock Purchase Warrant, attached hereto as Exhibit 4, to purchase 345,000 shares of Common Stock of the Company at a price of $0.34 per share in exchange for a commitment by the Partnership to participate in the funding of the Company. On November 16, 2004, the Partnership received notice from the Company that the price of the Common Stock Purchase Warrant was being adjusted to $0.1285 per share.

         The Partnership received 40,115 shares of Common Stock on March 31, 2004, 74,362 shares of Common Stock on June 30, 2004 and 91,693 shares of Common Stock on September 30, 2004 as interest payments on a senior secured note (the "Note") made to the Company by several investors, including the Partnership, in an aggregate amount of $5,000,000. The interest rate on the note is 4.5% over prime and the price for each payment was based upon the average of the closing prices of the Company's Common Stock for the twenty (20) days prior to the end of each quarter.

         The purchase price for all of the Debentures and the Note was paid in cash from the working capital of the Partnership and not the assets of the General Partner nor the Managers.

Item 4.  Purpose of Transaction

         Pursuant to the Conversion Agreement, on August 13, 2004 the Partnership converted all of the convertible debentures it owned, which included
(i) an aggregate of $5,428,009, including $428,009 in interest, of the 2002 Debentures into 15,593,247 shares of Series C-3 Preferred Stock; (ii) an aggregate of $2,310,623, including $110,623 in interest, of the 2003 Debentures into 6,756,207 shares of Series B Preferred Stock; and (iii) an aggregate of $4,357,403, including $41,636 in interest, of the 2004 Debentures into 6,781,950 shares of Series A Preferred Stock.

         Prior to the Company's stockholder meeting on August 12, 2004, the Company did not have enough authorized and unreserved shares of its Common Stock available for issuance upon conversion of the Debentures. Therefore, holders of the Debentures, including the Partnership, having the right to vote as part of a single class with all holders of the Company's Common Stock, entered into a Voting Agreement, dated December 20, 2004, which was amended and restated by that certain Amended and Restated Voting Agreement, dated February 6, 2004 (the "2004 Voting Agreement"), attached hereto as Exhibit 5. The 2004 Voting Agreement obligated the Partnership to vote for amending the Company's Certificate of Incorporation to create a Series A Preferred, Series B Preferred and Series C Preferred Stock (collectively, the "Preferred Stock") for issuance upon conversion of the Debentures and increasing the number of authorized shares of Common Stock available for issuance upon the conversion of the Preferred Stock.

         The Partnership has the right to designate for nomination a member to the Company's Board of Directors, which is evidenced by the 2004 Voting Agreement. If the designee so requests, the designee shall be appointed to the Company's Executive Committee, Compensation Committee and any other committee of the Board of Directors. Accordingly, the Partnership designated and the Company appointed Mr. Thangaraj to the Company's Board of Directors.

         In connection with the 2004 Purchase Agreement, the Partnership, along with other investors, executed an Investor Rights Agreement, dated February 4, 2004 (the "Investor Rights Agreement"), attached hereto as Exhibit 6. So long as any of the Series A Preferred Stock is outstanding, the Investor Rights Agreement provides that the Company will not, without the prior consent of the holders of the Series A Preferred Stock, allow, among other things, any modification of the rights of the holders of the Series A Preferred, the issuance of any senior securities by the Company, certain distributions to

Company security holders and certain extraordinary corporate transactions by the Company. The Partnership also has a right to have a representative join the Company's Scientific Advisory Board, subject to the approval of the Board of Directors. The Investor Rights Agreement obligates the Company to obtain consent of the Series B Preferred and Series C Preferred stockholders prior to any adverse change in the rights, preferences or privileges of each.

         The Investor Rights Agreement gives the Partnership a right of first refusal relating to any subsequent issuance, sale or exchange of any shares of the Common Stock or convertible securities to a third party. The Investor Rights Agreement contains conditions and limitations associated with the exercise of the right of first refusal.

         The Partnership entered into an Amended and Restated Registration Rights Agreement dated February 6, 2004 (the "Registration Rights Agreement"), attached hereto as Exhibit 7, that provides the Partnership and certain other investors with the right to cause the Company to register the Common Stock issuable upon conversion of the Preferred Stock subject to certain conditions and limitations contained therein.

         The above summary description of the 2002 Purchase Agreement, the 2004 Purchase Agreement, the Conversion Agreement, the Investor Rights Agreement, and the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the 2002 Purchase Agreement, the 2004 Purchase Agreement, the Conversion Agreement, the Investor Rights Agreement, and the Registration Rights Agreement which are incorporated herein by reference. The summary description of the modification of the 2002 Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the 2004 Purchase Agreement and all ancillary documents thereto.

         The Reporting Persons acquired the Securities solely for the purpose of investment. The Reporting Persons may make additional purchases of the Company's securities either in the open market or in private transactions depending on the Company's business, prospects and financial condition, the market for the Company's securities, general economic conditions, money and stock market conditions and other future developments.

         Except as described in this Schedule 13D or as set forth in the Exhibits attached hereto, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.

Item 5.  Interest in Securities of the Partnership

         TOTAL OUTSTANDING SHARES. According to information provided to the Reporting Persons by the Company, the number of shares of the Company's Common Stock outstanding on November 12, 2004 was 22,189,252.

         THE PARTNERSHIP. As of the date of filing of this Schedule 13D, the Partnership is the holder of 206,170 shares of Common Stock, Series A, Series B and Series C-3 Preferred Stock convertible into 56,259,205 shares of Common Stock, and a warrant to purchase shares of Common Stock of the Company, which collectively represents approximately 72.1% of the Common Stock outstanding, and it has shared voting and investment power with respect to such securities.

         THE GENERAL PARTNER. The General Partner of the Partnership may also be deemed to have shared voting and investment power with respect to such securities. The General Partner disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

         MESSRS. CURRIE, SUTTER, THANGARAJ AND EPLETT. Under the operating agreement of the General Partner, Messrs. Currie, Sutter, Thangaraj and Eplett have the power by unanimous consent (i) to cause the Partnership to buy and sell marketable securities of portfolio companies and (ii) to direct the voting of such securities. As a result, Messrs. Currie, Sutter, Thangaraj and Eplett may also be deemed to have shared dispositive power and voting power with respect to the securities held by the Partnership. Messrs. Currie, Sutter, Thangaraj and Eplett disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

         Except for the transactions described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

         See response to Item 4.

         A copy of the 2004 Purchase Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

         A copy of the Conversion Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

         A copy of the Common Stock Purchase Warrant is attached hereto as
Exhibit 4 and is incorporated herein by reference.

         A copy of the Voting Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

         A copy of the Investor Rights Agreement is attached hereto as Exhibit 6 and is incorporated herein by reference.

         A copy of the Registration Rights Agreement is attached hereto as
Exhibit 7 and is incorporated herein by reference.

Except for the agreements and instruments described in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits

         Exhibit 1:        Joint Filing Agreement, dated November 2, 2004.

         Exhibit 2: Debenture and Share Purchase Agreement, dated February 6, 2004, by and among the Company, the Partnership and the other parties listed on the signature page thereto. Exhibit 10.1 to the Company's Form 8-K as filed with the Commission on February 10, 2004 (the "Form 8-K") is incorporated herein by reference.

         Exhibit 3:        Debenture Conversion Agreement, dated as of
                           February 6, 2004, by and among the Company, the Partnership and the other parties listed on the signature page thereto. Exhibit 10.2 to the Form 8-K is incorporated herein by reference.

         Exhibit 4: Common Stock Purchase Warrant dated May 8, 2003 issued to the Partnership.

         Exhibit 5: Amended and Restated Voting Agreement, dated as of February 6, 2004, among the entities listed on the signature page thereto. Exhibit 10.5 to the Form 8-K is incorporated herein by reference.


         Exhibit 6: Investor Rights Agreement, dated as of February 6, 2004, by and among the Company, the Partnership and the parties listed on the signature page thereto.
                           Exhibit 10.4 to the Form 8-K is incorporated herein by reference.

         Exhibit 7:        Amended and Restated Registration Rights
                           Agreement, dated as of February 6, 2004, by and between the Company, the Partnership and the parties listed on the signature page thereto. Exhibit 10.6 to the Form 8-K is incorporated herein by reference.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2004              ESSEX WOODLANDS HEALTH VENTURES FUND V, L.P.

                                    By: Essex Woodlands Health Ventures Fund V,
                                        L.L.C.

                                     /s/ Martin P. Sutter
                                    --------------------------------------------
                                    Name:   Martin P. Sutter
                                    Title:  Managing Director


                                  ESSEX WOODLANDS HEALTH VENTURES FUND V, L.L.C.


                                      /s/ Martin P. Sutter
                                  ----------------------------------------------
                                  Name:  Martin P. Sutter
                                  Title: Managing Director



                                       /s/ James L. Currie
                                  ----------------------------------------------
                                  Name:  James L. Currie


                                      /s/ Martin P. Sutter
                                  ----------------------------------------------
                                  Name:  Martin P. Sutter


                                      /s/ Immanuel Thangaraj
                                  ----------------------------------------------
                                  Name: Immanuel Thangaraj


                                      /s/ J. Douglas Eplett
                                  ----------------------------------------------
                                  Name: J. Douglas Eplett

                                EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
-----------                -----------


     1                     Joint Filing Agreement, dated November 2, 2004.

     2 Debenture and Share Purchase Agreement, dated February 6, 2004, by and among the Company, the Partnership and the other parties listed on the signature page thereto. Exhibit 10.1 to the Company's Form 8-K as filed with the Commission on February 10, 2004 (the "Form 8-K") is incorporated herein by reference.

     3                     Debenture Conversion Agreement, dated as of
                           February 6, 2004, by and among the Company, the Partnership and the other parties listed on the signature page thereto. Exhibit 10.2 to the Form 8-K is incorporated herein by reference.

     4 Common Stock Purchase Warrant dated May 8, 2003 issued to the Partnership.

     5 Amended and Restated Voting Agreement, dated as of February 6, 2004, among the entities listed on the signature page thereto. Exhibit 10.5 to the Form 8-K is incorporated herein by reference.

     6 Investor Rights Agreement, dated as of February 6, 2004, by and among the Company, the Partnership and the parties listed on the signature page thereto.
                           Exhibit 10.4 to the Form 8-K is incorporated herein by reference.

     7                     Amended and Restated Registration Rights
                           Agreement, dated as of February 6, 2004, by and between the Company, the Partnership and the parties listed on the signature page thereto. Exhibit 10.6 to the Form 8-K is incorporated herein by reference.


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